UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 29, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒     Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐     No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐     No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐     No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON APRIL 23, 2015

Date, Time and Place: Held on April 23, 2015, at 8:30AM, at Fidêncio Ramos Street, no 302, 4th floor, Vila Olímpia, City of São Paulo, State of São Paulo.

Call notice: The Board of Directors members were dully called pursuant the item 6 of its Rules of Procedures.

Attendance: The totality of the members of the Board of Directors were present: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Julio Cesar Maciel Ramundo, Marcos Barbosa Pinto and Raul Calfat.

Presiding:                                      José Luciano Duarte Penido — Chairman of the Board of Directors.

Claudia Elisete Rockenbach Leal — Secretary

Agenda: In accordance with the Article 17 of the Company’s Bylaws, (i) approve the donation of real state property of the Company to Municipality of Aracruz, in the State of Espírito Santo; (ii) ratify the execution of agreements in an individual amount exceeding R$ 120,000,000.00 (one hundred and twenty million reais) in 2014 and 2015 by the Company; (iii) approve the execution of agreements in an individual amount exceeding R$ 120,000,000.00 (one hundred and twenty million reais) in 2015 by the Company; and (iv) appoint the new member to integrate the Sustainability Committee of the Company and ratify its composition.

Resolutions: After discussion and analysis of the matters included on the Agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors in order to:

(i)                 Approve the donation of real estate property of the Company to Municipality of Aracruz, with an area of land of 0,8 hectares, part of the real estate which is described in record No. 163 of Real Estate Registry Office in Aracruz, property this with a total area of 162,008 hectares and accounting value of R$ 133,81 (one hundred and thirty-three reais and eighty one cents).

(ii)              Ratify the execution, by the Company, of agreements in an individual amount exceeding R$ 120,000,000.00 (one hundred and twenty million reais) in 2014 and 2015, in accordance with the lists below:

Ratification of Agreements executed in 2014

Scope	Location	Supplier
Forestry Services	Aracruz/ES	Plantar
Forestry Services	Aracruz/ES	Emflora
Forestry Services	Aracruz/ES	GF Serviços Florestais
Transportation of Wood (Logs)	Jacareí/SP	Breda
Rail Transportation of Pulp	Jacareí-Santos/SP	MRS

Ratification of Agreements executed in 2015

Scope	Location	Supplier
Transportation of Wood (Logs)	Três Lagoas/MS	Breda
Transportation of Wood (Logs)	Três Lagoas/MS	JSL

(iii)           Approve the execution, by the Company, of agreements in an individual amount exceeding R$ 120,000,000.00 (one hundred and twenty million reais) to be entered into, in accordance with the list below:

New Agreements in 2015

Scope	Location	Supplier
Transportation of Wood (Maritime)	Rio Grande do Sul	Norsul
Loading of Wood (Port of Rio Grande do Sul)	Rio Grande do Sul	Sagres

(iv)          Nominate Mrs. Maria Luiza de Oliveira Pinto e Paiva to exercise the position of member and secretary of the Company’s Sustainability Committee. Therefore, the Board of Directors ratify the composition of the Sustainability Committee, whose term of office will always match with the term of members of Board of Directors, as follows:

SUSTAINABILITY COMMITTEE

Coordinator:	José Luciano Duarte Penido
Members:	Ailton Alves Lacerda Krenak
Aires Galhardo
Claudio Valladares Pádua
Naomar Monteiro de Almeida Filho Paulo Ricardo Pereira da Silveira Sergio Besserman Vianna Sergio Eduardo Weguelin Vieira Carlos Alberto de Oliveira Roxo
Member and Secretary:	Maria Luiza de Oliveira Pinto e Paiva

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directos); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Julio Cesar Maciel Ramundo, Marcos Barbosa Pinto and Raul Calfat; and Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, April 23, 2015

We certify that the present instrument is a true copy of the Minutes of the Ordinary Board of Directors Meeting held on April 23, 2015, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO